UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 000-25929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomasville Bancshares, Inc.

301 North Broad Street

Thomasville, Georgia 31792

REQUIRED INFORMATION

(a)	Financials Statements and Schedules

In accordance with Item 4 of the instructions to this Annual Report on Form 11-K, the financial statements and schedules for the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), are furnished herewith in lieu of the requirements of Items 1, 2, and 3 of this Form 11-K.

In addition, Item 4 of this Form 11-K requires that the financial statements of the Plan be examined by an independent public accountant to the extent required by ERISA. ERISA does not require employee benefit plans with less than 100 participants at the beginning of the plan year to have the financial statements examined. Whereas the Plan had less than 100 participants as of January 1, 2005, the financial statements furnished herewith have not been examined by an independent public accountant.

(b)	Exhibits

No exhibits are filed with this Annual Report on Form 11-K.

Form 5500 Department of the Treasury Internal Revenue Service ------------------- Department of Labor Employee Benefits Security Administration ------------------- Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

➢ Complete all entries in accordance with

the instructions to the Form 5500.

Official Use Only OMB Nos. 1210-0110 1210-0089 2005 This Form is Open to Public Inspection.

Part I	Annual Report Identification Information

For the calendar plan year 2005 or fiscal plan year beginning ___________, __________ and ending __________, ___________

A	This return/report is for:	(1)	☐	a multiemployer plan;	(3)	☐	a multiple-employer plan; or
		(2)	☒	a single-employer plan (other than a multiple-employer plan);	(4)	☐	a DFE (specify) __________

B	This return/report is:	(1)	☐	the first return/report filed for the plan;	(3)	☐	the final return/report filed for the plan;
		(2)	☐	an amended return/report;	(4)	☐	a short plan year return/report (less than 12 months).

C	If the plan is a collectively-bargained plan, check here	➢ ☐

D	If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions)	➢ ☐

Part II	Basic Plan Information — enter all requested information.

1a Name of plan THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING PLAN	1b Three-digit plan number (PN) ➢	001
	1c Effective date of plan (mo., day, yr.) 01/01/1996
2a Plan sponsor’s name and address (employer, if for a single-employer plan) (Address should include room or suite no.) THOMASVILLE NATIONAL BANK PO BOX 1999 THOMASVILLE GA 31799–0000	2b Employer Identification Number (EIN) 58-2184 934
	2c Sponsor’s telephone number 229-226-3300
	2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE	/s/ Hollie Lloyd	7.27.06	Hollie Lloyd, GVP
	Signature of plan administrator	Date	Type or print name of individual signing as plan administrator

SIGN HERE	/s/ Hollie Lloyd	7.27.06	Hollie Lloyd, GVP
	Signature of employer/plan Sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.    v8.2        Form 5500 (2005)

Form 5500 (2005)	Page 2
Official Use Only

3a Plan administrator’s name and address (If same as plan sponsor, enter “Same”) SAME	3b Administrator’s EIN
3c Administrator’s telephone number

4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:		b EIN
a	Sponsor’s name		c PN

5	Preparer information (optional) a Name (including firm name, if applicable) and address		b EIN

			c Telephone Number

6	Total number of participants at the beginning of the plan year	6	55

7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)
a	Active participants	7a	56
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	3
d	Subtotal. Add lines 7a, 7b, and 7c	7d	59
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines 7d and 7e	7f	59
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	58
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	1
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	0

8	Benefits provided under the plan (complete 8a and 8b, as applicable)
a ☒	Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the
List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K 3E ☐ ☐ ☐ ☐
b ☐	Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the
List of Plan Characteristics Codes printed in the Instructions): ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

9a	Plan funding arrangement (check all that apply)		9b	Plan benefit arrangement (check all that apply)
	(1)	☐ Insurance		(1)	☐ Insurance
	(2)	☐ Code section 412(i) insurance contracts		(2)	☐ Code section 412(i) insurance contracts
	(3)	☒ Trust		(3)	☒ Trust
	(4)	☐ General assets of the sponsor		(4)	☐ General assets of the sponsor

Form 5500 (2005)	Page 3
Official Use Only

10	Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)
a	Pension Benefit Schedules		b	Financial Schedules
	(1) ☒	R (Retirement Plan Information)		(1) ☐	H (Financial Information)
	(2) ☐	B (Actuarial Information)		(2) ☒	I (Financial Information — Small Plan)
	(3) ☐	E (ESOP Annual Information)		(3) ☐	A (Insurance Information)
	(4) ☐	SSA (Separated Vested Participant Information)		(4) ☐	C (Service Provider Information)
				(5) ☐	D (DFE/Participating Plan Information)
				(6) ☐	G (Financial Transaction Schedules)
				(7) ☒	1 P (Trust Fiduciary Information)

SCHEDULE I

(Form 5500)

Department of the Treasury

Internal Revenue Service

-------------------

Department of Labor

Employee Benefits Security

Administration

-------------------

Pension Benefit Guaranty Corporation

Financial Information — Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

➢ File as an attachment to Form 5500.

Official Use Only OMB No. 1210-0110 2005 This Form is Open to Public Inspection.

For calendar year 2005 or fiscal plan year beginning ___________, ____________ and ending ____________, ___________

A Name of plan THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING	B Three-digit plan number ➢	001

C Plan sponsor’s name as shown on line 2a of Form 5500 THOMASVILLE NATIONAL BANK	D Employer Identification Number 58-2184 934

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I	Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	754834	962623
b	Total plan liabilities	1b	8000
c	Net plan assets (subtract line 1b from line 1a)	1c	746834	962623

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable
	(1) Employers	2a(1)
	(2) Participants	2a(2)	102068
	(3) Others (including rollovers)	2a(3)	22398
b	Noncash contributions	2b
c	Other income	2c	132295
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		256761
e	Benefits paid (including direct rollovers)	2e	40434
f	Corrective distributions (see instructions)	2f	347
g	Certain deemed distributions of participant loans (see instructions)	2g
h	Other expenses	2h	191
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		40972
j	Net income (loss) (subtract line 2i from line 2d)	2j		215789
k	Transfers to (from) the plan (see instructions)	2k

3	Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X
b Employer real property	3b		X

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.    v8.2        Schedule I (Form 5500) 2005

Schedule I(Form 5500) 2005	Page 2
Official Use Only

		Yes	No	Amount
3c Real estate (other than employer real property)	3c		X
d Employer securities	3d		X
e Participant loans	3e	X		10098
f Loans (other than to participants)	3f		X
g Tangible personal property	3g		X

Part II	Transactions During Plan Year

		Yes	No	Amount
4 During the plan year:

  a     Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program.)

	4a		X

  b    Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance

	4b		X
c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X
e Was the plan covered by a fidelity bond?	4e	X		1000000
f Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty?	4f		X
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X

  k    Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA’s report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)

	4k	X

5a	Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount _________

5b	If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)
_____________________________________	_____________________________________	________________

_____________________________________	_____________________________________	________________

_____________________________________	_____________________________________	________________

SCHEDULE P (Form 5500)

Annual Return of Fiduciary

of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

➢ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only OMB No. 1210-0110 2005 This Form is Open to Public Inspection.
Department of the Treasury Internal Revenue Service

For the calendar plan year 2005 or fiscal year beginning ___________, __________ and ending __________, ___________

1a	Name of trustee or custodian

TNB TRUST SERVICES

b	Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

PO BOX 1177

c	City or town, state, and ZIP code

THOMASVILLE                          GA                  31799-0000

2a	Name of trust

THOMASVILLE BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

b	Trust’s employer identification number 58-2184 934

3	Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)?	☒	Yes	☐ No

5 Enter the plan sponsor’s employer identification number as shown on Form 5500 or 5500–EZ	➢	58 – 2184934

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE	Signature of fiduciary	➢	/s/ Joel W. Barrett	Date ➢	7/27/06
TNB Trust Services

For Paperwork Reduction Act Notice and OMB Control Numbers,                    v8.2                     Schedule P (Form 5500) 2005

See the instructions for Form 5500 or 5500-EZ.

SCHEDULE R

(Form 5500)

Department of the Treasury

Internal Revenue Service

-------------------

Department of Labor

Employee Benefits Security

Administration

-------------------

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

➢ File as an Attachment to Form 5500.

Official Use Only OMB No. 1210-0110 2005 This Form is Open to Public Inspection.

For the calendar year 2005 or fiscal plan year beginning ___________, ____________ and ending ____________, ___________

A Name of plan THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING P	B Three-digit plan number ➢	001

C Plan sponsor’s name as shown on line 2a of Form 5500 THOMASVILLE NATIONAL BANK	D Employer Identification Number 58-2184934

Part I	Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions	1	$ ___________

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 75-3182674 __________________ Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.	2

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year	3

Part II	Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? If the plan is a defined benefit plan, go to line 7.		☐ Yes ☐ No ☐ N/A

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver	➢	Month ____ Day __ Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year	6a	$ ___________

b Enter the amount contributed by the employer to the plan for this plan year	6b	$ ___________

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)	6c	$ ___________

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7      If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?

☐ Yes ☐ No ☐ N/A

Part III	Amendments

8      If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the “No” box. (See instructions.)

☐ Increase ☐ Decrease ☒ No

Part IV	Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements ☐ the ratio percentage test ☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.    v8.2        Schedule R (Form 5500) 2005

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

By: Thomasville Bancshares, Inc., as Plan Administrator

/s/ Stephen H. Cheney
Stephen H. Cheney
President and Chief Executive Officer

Date: July 31, 2006